SUBJECT COMPANY:

     COMPANY DATA:
          COMPANY CONFORMED NAME:                 FIRST MERCHANTS CORP
          CENTRAL INDEX KEY:                      0000712534
          STANDARD INDUSTRIAL CLASSIFICATION:     STATE COMMERCIAL BANKS [6022]
          IRS NUMBER:                             351544218
          STATE OF INCORPORATION:                 IN
          FISCAL YEAR END:                        1231

     FILING VALUES:
          FORM TYPE:               SC 13G
          SEC ACT:                 1934 ACT
          SEC FILE NUMBER:         005-40069
          FILM NUMBER:

     BUSINESS ADDRESS:
          STREET 1:                200 E. JACKSON ST
          STREET 2:                P.O. BOX 792
          CITY:                    MUNCIE
          STATE:                   IN
          ZIP:                     47308-0792
          BUSINESS PHONE:          7657471500

     MAIL ADDRESS:
          STREET 1:                200 EAST JACKSON STREET
          CITY:                    MUNCIE
          STATE:                   IN
          ZIP:                     47305


FILED BY:

     COMPANY DATA:
          COMPANY CONFORMED NAME:                FIRST MERCHANTS BANK TRUST DEPT
          CENTRAL INDEX KEY:                     0000712534
          STANDARD INDUSTRIAL CLASSIFICATION:    [ ]
          STATE OF INCORPORATION:                IN
          FISCAL YEAR END:                       1231

     FILING VALUES:
          FORM TYPE:               SC 13G

     BUSINESS ADDRESS:
          STREET 1:                200 E JACKSON ST
          CITY:                    MUNCIE
          STATE:                   IN
          ZIP:                     47305
          BUSINESS PHONE:          7657471535

     MAIL ADDRESS:
          STREET 1:                P.O. BOX 792
          CITY:                    MUNCIE
          STATE:                   IN
          ZIP:                     47308-0792

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                          FIRST MERCHANTS CORPORATION

                           Common Stock, No Par Value


                            CUSIP Number: 320817109


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class f securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (CONTINUED ON FOLLLOWING PAGE[S])

                               Page 1 of 4 Pages

CUSIP No. 320817109                                         Page 2 of 4 pages

1.   Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above
     Persons:

          FIRST MERCHANTS BANK TRUST DEPT

2.   Check the Appropriate Box if a Member of a Group.

          (a)  / /                 (b)  / /

3.   SEC Use Only

4.   Citizenship or Place of Organization:

          INDIANA


     Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power:            532,469

6.   Shared Voting Power:          314,598

7.   Sole Dispositive Power:       625,796

8.   Shared Dispositive Power:     227,676

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

          1,765,539

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares.

11.  Percent of class Represented by Amount in Row 9

          14.6%

12.  Type of reporting Person

          HC

                                                            Page 3 of 4 Pages

ITEM 1(a).     NAME OF ISSUER.

               First Merchants Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

               200 East Jackson Street
               Muncie, IN  47305

ITEM 2(a).     NAME OF PERSON FILING.

               First Merchants Bank Trust Dept

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

               P.O. Box 792
               Muncie, IN  47308-0792

ITEM 2(c).     CITIZENSHIP.

               Indiana

ITEM 2(d).     TITLE OF CLASS OF SECURITIES.

               Common Stock, No Par Value

ITEM 2(e).     CUSIP NO.

               320817109

ITEM 3.        Not Applicable

ITEM 4.        OWNERSHIP.

               As of February 28, 1999, the reporting person beneficially owned 1,765,539 shares, or 14.6%, of the Issuer's 12,055,795 outstanding shares of common stock, of which the reporting person has the sole power to vote 532,469 shares and dispose of 625,796 shares.

ITEM 5.        OWNERSHIP OF FIVE PERCENT (5%) OR LESS OF A CLASS.

               Not Applicable

                                                            Page 4 of 4 Pages

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT (5%) ON BEHALF OF ANOTHER
               PERSON.

               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ASSIGNED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10.       CERTIFICATION.

               Not Applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              Date:  June 17, 1999


                              By:  /s/ Roger W. Gilcrest
                                   ----------------------------
                                       Roger W. Gilcrest
                                       Executive Vice President